Exhibit 99.7

NexTech Forms Joint Marketing Partnership with CGTrader, its Preferred Supplier of 3D Models

VANCOUVER and TORONTO, Jan. 24, 2019 /CNW/ - NexTech AR Solutions (the “Company” or “NexTech”) (CSE: NTAR) (OTC: NEXCF) (FSE:N29) is pleased to announce that it has begun working with CGTrader as NexTech’s joint marketing partner where both companies will promote a combined product and service offering that includes conversion of 2D product into 3D and embed it into the NexTech AR eCommerce platform. CGTrader is the leading 3D content provider globally, running an online 3D model marketplace and is trusted by over one hundred Fortune 500 companies, including Microsoft, Apple, Adobe, and Nvidia. With this preferred supplier agreement and joint marketing plan agreement NexTech now has over 1.7 million 3D designers and over 700,000 existing 3D models available for its AR eCommerce solution, which eliminates a potential bottleneck for scaling out its AR eCommerce business.

“We are very excited to be working with CGTrader as they are the largest provider of 3D models globally and share our vision of a 3D world. With this partnership in place we can now provide at scale an end to end platform for AR eCommerce business owners to convert online 2D catalogs of products into immersive AR-3D customer shopping experiences driving higher engagement and sales” comments Evan Gappelberg, CEO of NexTech. He continues “The timing for this partnership is perfect as we have just begun to roll out our AR eCommerce solution and need capacity to address a large volume of 2D to 3D conversion requests”.

Dalia Lašaitė, CEO of CGTrader, is welcoming the cooperation, “Our aim at CGTrader is to make AR applications easily accessible to companies that have use cases for this technology. Especially eCommerce can profit from integrating AR into their customer touch points. Most often, though, the needed technical know-how and seemingly costs let them shy away from implementing AR and leveraging their business. By supporting NexTech and their ecosystem, we are able to put down one more barrier, to bring people closer to the AR experience.”

By marketing NexTech’s web enabled, universal AR shopping solution to CGTraders community of 1.7M 3D designers, companies will not only be able to convert their 2D to 3D models but they will also have a universal solution for turning 3D models into AR eCommerce shopping experiences, across all platforms. As reported NexTech has integration with Shopify, Wordpress and Magento with its AR eCommerce solution working on every browser including Chrome, Firefox, and Safari and on every device including desktops, laptops, iPads and all mobile phones. With CGTrader working as its preferred supplier of 3D models and marketing NexTech’s platform to its vast community of users, the stage is now set for the rapid adoption of AR into the eCommerce landscape.

AR has been rapidly scaling into the eCommerce landscape through early adopters like IKEA whose app lets you see the furniture in your house by overlaying a digital twin of the object in your living room. Alibaba, Starbucks, IKEA, Houzz and others have been driving AR eCommerce because the results show significantly increased interaction and sales. Houzz reported that it gets 11X its sales conversion rates using mobile AR versus their standard app. Meaning a consumer is 11X more likely to buy a couch if they use AR to see what the couch looks like in their house. These kinds of statistically material results will continue to drive the rapid adoption of AR into eCommerce especially if no app download is needed.

NexTech is continuing to test and build out its AR eCommerce offerings which includes using IBM Watson’s AI to create a guided user experience that accounts for an individual shopper’s style, sizes and preferences, as well as AR holograms acting as personal shopping assistants.

About CGTrader:

CGTrader is the world’s leading provider of 3D content. The company offers an online marketplace for 3D models with a library of more than 720,000 models, the modeling platform “3D Projects” and a special service for enterprise customers.

CGTrader on the one hand offers a large number of people and companies easy access to 3D models, which can, for example, be used as the basis for Augmented Reality, Virtual Reality, 3D printing or videos. Enterprise customers select 3D models from the library, are not dependent on their own resources and have experts by their side who are also able to consult. On the other hand, CGTrader provides passionate 3D designers from around the world a platform to present their work.

CGTrader was founded in 2011 by Marius Kalytis and Dalia Lašaitė and employs more than 50 people based in their headquarters in Vilnius, Lithuania, as well as in Berlin and Tel-Aviv. Intel Capital, Practica Capital and Karma Ventures are involved as main investors.

About NexTech AR Solutions Corp.

NexTech is bringing augmented reality (AR) to the masses by creating an AR ecosystem for consumers and offering a simple SaaS model for eCommerce businesses. The ecosystem is rising up around its three verticals; eCommerce solution for websites, AR learning and education as well as AR live streaming for events. The company has filed a patent around its AR web-enabled eCommerce platform which has been integrated with Shopify, Wordpress and Magento. The AR can “go live” on any ecomm site with just a few lines of embed code creating a highly scalable platform. The global eCommerce industry generated $2.8 trillion-dollars in 2018 and is projected to hit $3.4 trillion in 2019 according to Statistica. NexTech has acquired its e-learning platform “edCetra” which has been used by Fortune 500 companies such as Imperial Oil, Bombardier and Staples, as well as the Library of Congress and others to educate and train employees. NexTech has added augmented reality (“AR”) training and education options into the platform and expects to launch in 2019. The company is also working on bringing forth its AR live streaming platform for shows and live events. All of the company’s platforms run off of one backend CRM. NexTech launched its ARitize™ app in August 2018, which is capable of hosting many brands 3D objects and augmented reality experiences. NexTech also owns a large and diverse revenue generating App Portfolio that is deployed on the iTunes and Google play store which it intends to ARitize™.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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SOURCE Nextech AR Solutions Corp.

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%SEDAR: 00045889E

For further information: Evan Gappelberg, Chief Executive Officer, info@nextechar.com

CO: Nextech AR Solutions Corp.

CNW 07:45e 24-JAN-19